SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Publication of the Prudential plc Hong Kong Public Offer Prospectus

Further to the announcement made on 18 September 2021 in the UK (and 19 September 2021 in Hong Kong) in relation to its concurrent Hong Kong public offer and international placing, Prudential plc has today published a prospectus for the Public Offer which is available on the Hong Kong Stock Exchange website at www.hkexnews.hk and Prudential’s website at www.prudentialplc.com. Unless otherwise defined in this announcement, capitalised terms shall have the same meanings as those defined in the Prospectus.

The concurrent Hong Kong public offer (the “Public Offer”) and international placing (the “Placing”), together being the Share Offer, is expected to raise up to 5 per cent. of Prudential’s issued share capital1, or up to approximately 130.8 million shares, on the Main Board of the Stock Exchange of Hong Kong. The Public Offer, which consists of an initial offer of approximately 6.5 million shares but may be upsized to approximately 32.7 million shares, is only available to Hong Kong residents, and includes a preferential offer to eligible employees and agents of up to approximately 1.3 million shares.

Applications for the Public Offer Shares will commence on Monday, 20 September 2021. The Public Offer Price and the Placing Offer Price are expected to be determined on or around Saturday, 25 September 2021. The Public Offer Price will be subject to a maximum Public Offer Price of HK$172 per Public Offer Share.

The application results will be announced on Thursday, 30 September 2021. Dealings in new shares are expected to commence on the Main Board of the Stock Exchange of Hong Kong at 9:00 am Hong Kong time on Monday, 4 October 2021. The shares will be traded in board lots of 50 shares each.

The Public Offer has been underwritten by Citi, Goldman Sachs, CLSA Limited and HSBC as Joint Global Coordinators and Joint Bookrunners. BofA Securities, Credit Suisse, UBS and UOB Kay Hian are also acting as Joint Bookrunners. Rothschild & Co is acting as Financial Adviser.2

Subject to the granting of listing of, and permission to deal in, the Offer Shares on the Main Board of the Hong Kong Stock Exchange, the Offer Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Offer Shares or such other date as determined by HKSCC. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. All necessary arrangements have been made to enable the Offer Shares to be admitted into CCASS.

Applications by qualifying Hong Kong residents for Public Offer Shares should be made through the designated eIPO website using the following URL www.eipo.com.hk .

1 Total issued ordinary share capital as at 1 April 2021.
2 Marketing names are used in this paragraph.

Business and financial prospects of the Group3
The Group delivered a resilient performance in the first half of 2021 against a backdrop of continuing economic and social challenges due to Covid-19 and the resulting continuing volatility in consumer activity. The quality of execution in the Group's chosen markets saw growth in new business sales in the first six months of 2021 (on an APE basis) in Asia and Africa of 17 per cent4 compared to the same period in 2020 and Asia's IFRS operating earnings remained resilient, driven by the compounding nature of regular premium income and the focus on health and protection led insurance margin income. Year to date new business sales performance continues to grow at a double-digit rate, including in markets such as China, Singapore and Malaysia.

Prudential expects vaccination programmes being rolled out during 2021 and 2022 to facilitate a gradual return to more normal economic patterns, although the pace of these programmes and their effect are likely to vary substantially and give a degree of uncertainty over the economy, and therefore the performance of the business of the Group in the short-term. Significant Covid-19 related restrictions continue in many markets including Indonesia, Malaysia, Thailand, Vietnam and the Philippines the impacts of which are likely to extend at least into the fourth quarter of 2021. There is also continuing uncertainty over the extent and the timing of the re-opening of the border between Hong Kong and Mainland China and we expect that it will remain closed at least for the rest of this year. However, the Prudential Board is confident that the demand for products offered by the Group will continue to grow in line with the structural growth in its chosen markets, and that its expanded offering and increasingly digitalised distribution platforms are well placed to meet this demand.

3 Comparisons are to the first six months of the prior year unless otherwise stated and year-on-year percentage changes are provided on a constant exchange rate basis unless otherwise stated.
4 On a constant exchange rate basis, 21 per cent on an actual exchange rate basis.

Competitive advantages
The Group is well positioned to meet the growing health, protection and long-term savings needs of its customers in the geographies in which it operates. It has leading positions in Hong Kong and South-east Asia, and sees the greatest growth opportunities in the largest economies of China, India, Indonesia and Thailand.

Prudential's nationwide footprint of 20 branches covering 99 cities in Mainland China provides access to 83 per cent of Mainland China's GDP and 85 per cent of its gross written premium. Prudential is a top-three provider of life insurance in India and the market leader in the overall life insurance market and the sharia-compliant market in Indonesia, which has the largest Muslim population of any country. In Thailand, the Group is focused on delivering the strategic benefits of recent investments and intends to upscale its position significantly. Eastspring, its pan-Asian asset manager, has top-10 positions in seven out of the 11 markets in which it operates.

Prudential has a multi-channel and integrated distribution strategy which can adapt and respond flexibly depending on local market conditions. The Group's distribution network includes its agency force of around 560,000 agents, its bancassurance partnerships which give it access to around 28,000 bank outlets and Pulse, a digital mobile application designed by the Group. The Group's aspiration is for Pulse to act both as a complementary tool for sourcing and managing new business to enhance customer experience and as a future platform for the business, with scope for delivering future operational efficiency.

Mike Wells, Group Chief Executive of Prudential, said: "Prudential is now entirely focused on long-term structural growth opportunities in Asia and Africa. The Share Offer will maintain and enhance Prudential's financial flexibility in light of the breadth of opportunities to invest for growth.

We will continue to build on Prudential's leading positions in Hong Kong and South-east Asia, and see the greatest growth opportunities in the largest economies of China, India, Indonesia and Thailand. We continue to invest in our people and systems to ensure that we have the resources to deliver on our long-term growth strategy, and to develop the capacity to serve 50 million customers by 2025. If we successfully execute our strategy, we expect it will result in the long-term delivery of future shareholder returns through value appreciation, with a focus on achieving long-term double-digit growth in embedded value per share.

As we undertake the next stage of Prudential's development, we strive to deliver profitable growth in a socially responsible way, digitise our products and services, and humanise our company and advice channels."

Notes to Editors
Enquiries:

Media		Investors/Analysts
Addy Frederick	+44 (0)20 3977 9399	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9654 8954	William Elderkin	+44 (0)20 3977 9215

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom .

Disclaimers
This announcement is for information purposes only and does not constitute an offer or an invitation to induce an offer by any person to acquire, purchase or subscribe for any securities. This announcement is not a prospectus. Potential investors should read the Prospectus for detailed information about the Share Offer described above before deciding whether or not to invest in the Offer Shares.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States or any other jurisdiction where such distribution is prohibited by law. This announcement does not contain or constitute, and is not, an offer to sell or a solicitation of any offer to buy securities in Hong Kong, the United States or any other jurisdiction. Any such offer or invitation will be made only by means of a prospectus that may be obtained from Prudential (if published) and that will contain detailed information about Prudential and management, as well as financial statements, and only in jurisdictions in which such offer or invitation may legally and validly be made. The publication, distribution or release of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein may come should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Offer Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold, pledged or transferred within the United States or to, or for the account or benefit of, any U.S. Persons (as defined in Regulation S under the U.S. Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state or local securities laws. Prudential does not intend to register the Offer Shares in the United States or to conduct a public offering of securities in the United States.

In the United Kingdom, this announcement is being distributed only to, and is directed only at, persons who: (A) (i) are "investment professionals" specified in Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order or (iii) are other persons to whom it may otherwise lawfully be communicated; and (B) are "qualified investors" within the meaning of Article 2(e) of the Prospectus Regulation (Regulation (EU) 2017/1129) as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018 (all such persons together being referred to as "Relevant Persons"). In the European Economic Area (the "EEA"), this announcement is addressed only to and directed only at, persons in member states who are "qualified investors" within the meaning of Article 2(e) of the Prospectus Regulation (Regulation ((EU) 2017/1129) ("Qualified Investors"). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any member state of the EEA, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to: (i) in the United Kingdom, Relevant Persons; and (ii) in any member state of the EEA, Qualified Investors, and will be engaged in only with such persons.

UK Product Governance Requirements
Solely for the purposes of the product governance requirements contained within the FCA Handbook Product
Intervention and Product Governance Sourcebook (the "UK Product Governance Rules"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the UK Product Governance Rules) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that the Placing Shares are: (i) compatible with an end target market of (a) retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA"), (b) investors who meet the criteria of professional clients as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA and (c) eligible counterparties as defined in the FCA Handbook Conduct of Business Sourcebook ("COBS"); and (ii) eligible for distribution through all distribution channels as are permitted by Directive 2014/65/EU (the "UK Target Market Assessment"). Notwithstanding the UK Target Market Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom.

The UK Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. Furthermore, it is noted that, notwithstanding the UK Target Market Assessment, the Placing Underwriters will only procure investors who meet the criteria of professional clients and eligible counterparties. For the avoidance of doubt, the UK Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of COBS; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Placing Shares. Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 September 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer